BAE Systems plc: Transaction in own shares

BAE Systems plc announces that it has purchased the following number of its ordinary shares of 2.5p each on the London Stock Exchange via Hoa[redacted]AMRO Bank N.V., London Branch.

Ordinary shares:

Date of purchase: 1 November 2006

Number of ordinary shares purchased: 750,000

Highest price paid per share: 416.5p

Lowest price paid per share: 415p

Volume weighted average price paid per share: 416.150p

BAE Systems plc intends to hold the purchased shares in treasury.

Following the purchase of these shares, BAE Systems plc holds 2,690,000 of its ordinary shares in treasury and has 3,237,979,594 ordinary shares in issue (excluding treasury shares).

BAE SYSTEMS

Date	Number of shares purchased	Price paid	Consideration (£)	Commission @ 0.15%	Stamp Duty @ 0.5%	PTM levy	Total cash consideration	Cumulative number of shares purchased	Cumulative cash consideration	Daily volume ('000)	% of volume purchased	Broker	Issued Share Capital (excl. treasury)	Issued Share Capital (treasury)	Total Issued Share Capital
26/10/2006	1,000,000	415.46000p	£4,154,600.00	£6,231.90	£20,804.16	£1	£4,181,637.06	1,000,000	£4,181,637.06	26,800,000	3.73%	HG	3,239,354,950	1,000,000	3,240,354,950
27/10/2006	600,000	413.00000p	£2,478,000.00	£3,717.00	£12,408.59	£1	£2,494,126.59	1,600,000	£6,675,763.64	20,900,000	2.87%	HG	3,238,956,674	1,600,000	3,240,556,674
30/10/2006	340,000	412.33000p	£1,401,922.00	£2,102.88	£7,020.12	£1	£1,411,046.01	1,940,000	£8,086,809.65	15,000,000	2.27%	HG	3,238,616,674	1,940,000	3,240,556,674
01/11/2006	750,000	416.15000p	£3,121,125.00	£4,681.69	£15,629.03	£1	£3,141,436.72	2,690,000	£11,228,246.37	15,000,000	5.00%	HG	3,237,979,594	2,690,000	3,240,669,594

BAE Systems plc: Transaction in own shares

BAE Systems plc announces that it has purchased the following number of its ordinary shares of 2.5p each on the London Stock Exchange via Hoare Govett Limited's affiliate, ABN AMRO Bank N.V., London Branch.

Ordinary shares:

Date of purchase: 2 November 2006

Number of ordinary shares purchased: 1,000,000

Highest price paid per share: 412.5p

Lowest price paid per share: 405.25p

Volume weighted average price paid per share: 407.810p

BAE Systems plc intends to hold the purchased shares in treasury.

Following the purchase of these shares, BAE Systems plc holds 3,690,000 of its ordinary shares in treasury and has 3,237,486,108 ordinary shares in issue (excluding treasury shares).

BAE SYSTEMS

Date	Number of shares purchased	Price paid	Consideration (£)	Commission @ 0.15%	Stamp Duty @ 0.5%	PTM levy	Total cash consideration	Cumulative number of shares purchased	Cumulative cash consideration	Daily volume ('000)	% of volume purchased	Broker	Issued Share Capital (excl. treasury)	Issued Share Capital (treasury)	Total Issued Share Capital
26/10/2006	1,000,000	415.46000p	£4,154,600.00	£6,231.90	£20,804.16	£1	£4,181,637.06	1,000,000	£4,181,637.06	26,800,000	3.73%	HG	3,239,354,950	1,000,000	3,240,354,950
27/10/2006	600,000	413.00000p	£2,478,000.00	£3,717.00	£12,408.59	£1	£2,494,126.59	1,600,000	£6,675,763.64	20,900,000	2.87%	HG	3,238,956,674	1,600,000	3,240,556,674
30/10/2006	340,000	412.33000p	£1,401,922.00	£2,102.88	£7,020.12	£1	£1,411,046.01	1,940,000	£8,086,809.65	15,000,000	2.27%	HG	3,238,616,674	1,940,000	3,240,556,674
01/11/2006	750,000	416.15000p	£3,121,125.00	£4,681.69	£15,629.03	£1	£3,141,436.72	2,690,000	£11,228,246.37	14,700,000	5.10%	HG	3,237,979,594	2,690,000	3,240,669,594
02/11/2006	1,000,000	407.81000p	£4,078,100.00	£6,117.15	£20,421.09	£1	£4,104,639.24	3,690,000	£15,332,885.61	34,700,000	2.88%	HG	3,237,486,108	3,690,000	3,241,176,108

BAE Systems plc: Transaction in own shares

BAE Systems plc announces that it has purchased the following number of its ordinary shares of 2.5p each on the London Stock Exchange via Hoare Govett Limited's affiliate, ABN AMRO Bank N.V., London Branch.

Ordinary shares:

Date of purchase: 3 November 2006

Number of ordinary shares purchased: 750,000

Highest price paid per share: 406.5p

Lowest price paid per share: 400.25p

Volume weighted average price paid per share: 403.480p

BAE Systems plc intends to hold the purchased shares in treasury.

Following the purchase of these shares, BAE Systems plc holds 4,440,000 of its ordinary shares in treasury and has 3,236,799,261 ordinary shares in issue (excluding treasury shares).

BAE SYSTEMS

Summary of share buyback

STRICTLY PRIVATE & CONFIDENTIAL
3 November 2006

Hoare Govett
ABN AMRO

BAE SYSTEMS

Summary of buyback

Hoare Govett
ABN AMRO

Buyback so far

- As at 3 November, BAE Systems has purchased a total of 4.44m shares paying a total consideration of £18.379m (or £18.260m pre commission and stamp duty)
- On behalf of BAE Systems, ABN AMRO has made a total execution saving of £12,757 against daily VWAP on the days when shares have been purchased
- On behalf of BAE Systems, ABN AMRO has made a total execution and tactical saving of £19,011. This takes in to account the volume purchased and the price paid on days when purchases have taken place compared with the VWAP of BAE Systems over the entire buyback period i.e. including days when share repurchases have not happened

BAE Systems - Price and volume since start of buy-back



BAE Systems volume
BAE Systems shares purchased
FTSE100
BAE Systems price
BAE Systems VWAP
Average price paid on day
Price
420
415
410
405
400
Volume (000's)
60,000
50,000
40,000
30,000
20,000
10,000
0
26-Oct-06
27-Oct-06
30-Oct-06
31-Oct-06
01-Nov-06
02-Nov-06
03-Nov-06

Summary of buyback

Date	Number of shares purchased	Price paid	Consideration (£)	Commission @ 0.15%	Stamp Duty @ 0.5%	PTM levy	Total cash consideration	Cumulative number of shares purchased	Cumulative cash consideration
26/10/2006	1,000,000	415.46000p	£4,154,600.00	£6,231.90	£20,804.16	£1	£4,181,637.06	1,000,000	£4,181,637.06
27/10/2006	600,000	413.00000p	£2,478,000.00	£3,717.00	£12,408.59	£1	£2,494,126.59	1,600,000	£6,675,763.64
30/10/2006	340,000	412.33000p	£1,401,922.00	£2,102.88	£7,020.12	£1	£1,411,046.01	1,940,000	£8,086,809.65
01/11/2006	750,000	416.15000p	£3,121,125.00	£4,681.69	£15,629.03	£1	£3,141,436.72	2,690,000	£11,228,246.37
02/11/2006	1,000,000	407.81000p	£4,078,100.00	£6,117.15	£20,421.09	£1	£4,104,639.24	3,690,000	£15,332,885.61
03/11/2006	750,000	403.48000p	£3,026,100.00	£4,539.15	£15,153.20	£1	£3,045,793.35	4,440,000	£18,378,678.95

BAE SYSTEMS

Date	Number of shares purchased	Price paid	Consideration (£)	Commission @ 0.15%	Stamp Duty @ 0.5%	PTM levy	Total cash consideration	Cumulative number of shares purchased	Cumulative cash consideration	Daily volume ('000)	% of volume purchased	Broker	Issued Share Capital (excl. treasuary)	Issued Share Capital (treasury)	Total Issued Share Capital
26/10/2006	1,000,000	415.46000p	£4,154,600.00	£6,231.90	£20,804.16	£1	£4,181,637.06	1,000,000	£4,181,637.06	26,800,000	3.73%	HG	3,239,354,950	1,000,000	3,240,354,950
27/10/2006	600,000	413.00000p	£2,478,000.00	£3,717.00	£12,408.59	£1	£2,494,126.59	1,600,000	£6,675,763.64	20,900,000	2.87%	HG	3,238,956,674	1,600,000	3,240,556,674
30/10/2006	340,000	412.33000p	£1,401,922.00	£2,102.88	£7,020.12	£1	£1,411,046.01	1,940,000	£8,086,809.65	15,000,000	2.27%	HG	3,238,616,674	1,940,000	3,240,556,674
01/11/2006	750,000	416.15000p	£3,121,125.00	£4,681.69	£15,629.03	£1	£3,141,436.72	2,690,000	£11,228,246.37	14,700,000	5.10%	HG	3,237,979,594	2,690,000	3,240,669,594
02/11/2006	1,000,000	407.81000p	£4,078,100.00	£6,117.15	£20,421.09	£1	£4,104,639.24	3,690,000	£15,332,885.61	34,700,000	2.88%	HG	3,237,486,108	3,690,000	3,241,176,108
03/11/2006	750,000	403.48000p	£3,026,100.00	£4,539.15	£15,153.20	£1	£3,045,793.35	4,440,000	£18,378,678.95	23,900,000	3.14%	HG	3,236,799,261	4,440,000	3,241,239,261